UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41734

Prestige Wealth Inc.

Suite 3201, Champion Tower

3 Garden Road, Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On February 21, 2025, Mr. SZE CHI TAK, a director of Prestige Wealth Inc. (the “Company”), notified the Company of his resignation as a director, effective February 21, 2025. Mr. SZE CHI TAK’s resignation as a director was due to personal reasons, and was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On February 24, 2025, at the recommendation of the Nominating and Corporate Governance Committee of the Company, the Board appointed, Mr. Wei Gao, to serve as a director and the Chief Technology Officer of the Company, effective immediately. The appointment intends to fill in the vacancy on the Board created by Mr. SZE CHI TAK’s resignation. The biographical information of Mr. Wei Gao is set forth below.

Mr. Wei Gao has been the Chief Technology Officer and co-founder of WealthAI Pte. Ltd., a company based in Singapore, since 2022. WealthAI Pte. Ltd. was acquired by the Company in 2024. Mr. Gao has extensive experience in technological innovation, digital transformation, and wealth management. He specializes in utilizing Transformer deep learning architectures and Llama 3 technology to build large-scale fintech models, integrating Claude and ChatGPT models to provide leading AIGC solutions for banks, insurance, and wealth management institutions. From 2012 to 2021, Mr. Gao founded Shenzhen Weiguang Technology Co., Ltd and Shenzhen Tuikezhijia Technology Co., Ltd respectively, providing digital marketing and RPA system support to banks such as China Minsheng Bank, China Merchants Bank, and CITIC Bank. His efforts helped attract 40 million users to banking apps and over 1 million credit cards were issued. Mr. Gao graduated from Hubei University of Science and Technology with a bachelor degree in computer science and technology in 2007.

Mr. Wei Gao does not have a family relationship with any director or executive officer of the Company. Mr. Wei Gao was the beneficiary of WealthAI Pte. Ltd., a company incorporated under the laws of Republic of Singapore, which entered into a share purchase agreement with the Company on August 20, 2024 (the “Transaction”). The total purchase price was US$4,500,000, subject to customary closing purchase price adjustments, with US$3 million being paid in cash and the remaining US$1.5 million being settled in the form of 1,900,000 Class A ordinary shares and 500,000 Class B ordinary shares of the Company issuable to the seller and key employees of Wealth AI Pte. Ltd. The Transaction was completed on November 4, 2024. Mr. Wei Gao received 1,400,000 Class B ordinary shares upon close of the Transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: February 24, 2025	By:	/s/ Kazuho Komoda
	Name:	Kazuho Komoda
	Title:	Chief Executive Officer

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